PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES RESIGNATION OF DIRECTOR WILLIAM B. WHITE

TORONTO, ONTARIO – Thursday, February 6, 2014 – Progressive Waste Solutions Ltd.  (the “Company”) (NYSE, TSX: BIN) today announced that effective February 6, 2014, William B. White resigned as a Director of the Company.

About Progressive Waste Solutions Ltd.

As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7519
Email: laura.lepore@progressivewaste.com
www.progressivewaste.com